
Mail Stop 3010                                        February 24, 2010

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
c/o Educational Investors Corp.
845 Third Avenue
6<sup>th</sup> Floor
New York, NY 10022

> **Re:    Florham Consulting Corp.**
> **Amendment No. 2 to Preliminary Information Statement on**
> **Schedule 14C**
> **File No. 000-52634**
> **Filed February 5, 2010**

Dear Mr. Bianco:

        This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

General

1.      We note your response to comment 1 of our letter dated January 29, 2010, as well as your analysis to date regarding the applicability of the exemption set forth in Exchange Act Rule 14a-2(b)(2) with respect to consents that were obtained from shareholders on December 23, 2009.  Your response fails to clarify whether reliance on the exemption in 14a-2(b)(2) is justified.  For example, while your response states that a majority of shareholders approved the actions via written consent, no explanation is provided of <u>who</u> solicited such consents and/or how such consents were obtained from the persons listed in the table.  We reissue our prior comment.  Please advise.

2.      On page 4 of the preliminary information statement, you disclose that shareholder consent was obtained for the merger, name change, share capital increase and 2009 stock incentive plan.  You also disclose that all actions, other than the merger, cannot be effected until 20 days after the date that the Definitive Information Statement is sent to the Company's stockholders.   Further, you disclose that the merger was effective as of December 31, 2009.  We refer you to Exchange Act Rule 14c-2.   Please explain to us how the merger is effective notwithstanding the fact that the definitive information statement has not yet been disseminated to shareholders.  Your response should specify when any filings were made with the Secretary of State of Delaware and supplementally provide a copy of any documents filed.  Additionally, please reconcile actions taken to render the merger effective prior to the distribution of the information statement with the requirements set forth in 14c-2(b).  We may have further comment.

3.      We note your response to comment 2 of our letter.  The 8-K that you incorporate by reference appears to contain information relating to the target company and not to you.  Please be sure to include the financial information required by Item 13 of Schedule 14A, including MD&A disclosure, for both the target company and you.

4.      We note that in response to comment 3, you have provided some of the disclosure required by Item 14 of Schedule A; however, you have not provided all of the information.  Please revise or advise.  Please note that this disclosure should be provided for both you and the target company.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    ·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
February 24, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3402.

Sincerely,


Angela McHale
Staff Attorney


cc: Eric Pinero, Esq. (*via facsimile*)